Exhibit 8
Joint Filing Agreement
This joint filing agreement is made and entered into as of this 22nd day of April, 2010 by and among Supplemental Manufacturing & Ingredients LLC, an Arizona limited liability company (“SMI”), Kevin Taheri (“Taheri”), Ferrel H. Raskin (“Ferrel Raskin”) and Donald N. Raskin, Trustee (“Donald Raskin”).
Reference is made to Rule 13d-1(k). SMI, Taheri, Ferrel H. Raskin and Donald N. Raskin hereby agree that the statement on Schedule 13D dated of even date herewith pertaining to HealthSport, Inc., and to which this agreement is attached as an exhibit, is filed on behalf of each of them.
Dated: April 22, 2010
Supplemental Manufacturing & Ingredients LLC

By:	/s/ Ferrel H. Raskin
Its: CEO

/s/ Kevin Taheri
Kevin Taheri,
In his individual capacity

/s/ Ferrel H. Raskin
Ferrel H. Raskin,
In his individual capacity

/s/ Donald N. Raskin
Donald N. Raskin, Trustee of the
Raskin Family Trust